Exhibit 16.1

July 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen,

We have read Item 4.01 of Form 8-K dated July 15, 2005 of Sheffield Pharmaceuticals, Inc. and are in agreement with the statements contained in paragraphs (ii) - (iv) of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Rotenberg & Co.